May 28, 2019

Todd Hannigan
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

       Re: Paringa Resources Limited
           Form 20-F for the Fiscal Year Ended June 30, 2018
           Filed October 31, 2018
           File No. 001-38642

Dear Mr. Hannigan:

       We have reviewed your May 21, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 7, 2019 letter.

Form 20-F for the Fiscal Year Ended June 30, 2018 filed October 31, 2018

Item 4. Information on the Company
A. History and Development of the Company
Summary Reserve Data , page 31

1. We note your response to comment 1. Please provide additional disclosure with respect to your table on pages 61 and 62 to clarify that the total ROM coal produced of 89.0 Mt does not constitute a mineral reserve as defined under the guidelines of Industry Guide 7.
2. We note your reserve tables provided on pages 31 and 38 of your filing disclose reserves as ROM recoverable tons that appear to be reported prior to dilution materials and allowances for losses. However your disclosure on page 60 states that all reserves are stated as final salable project. Please advise or revise to clarify.
 Todd Hannigan
Paringa Resources Limited
May 28, 2019
Page 2

       You may contact John Coleman at 202-551-360 or Pam Howell at 202-551-3357 if you
have questions regarding comments.



                                                       Sincerely,

FirstName LastNameTodd Hannigan                        Division of Corporation
Finance
                                                       Office of Beverages,
Apparel and
Comapany NameParinga Resources Limited
                                                       Mining
May 28, 2019 Page 2
cc:       Eric Scarazzo
FirstName LastName